Exhibit 12.3

DCT INDUSTRIAL OPERATING PARTNERSHIP LP

CALCULATION OF EARNINGS TO FIXED CHARGES

DISTRIBUTIONS RATIOS

	Six Months Ended June 30,	Year ended December 31,
	2015	2014	2013	2012	2011	2010
	(dollar amounts in thousands)
Earnings
Income (loss) before income taxes (1)	$51,296	$41,086	$(11,588)	$(28,956)	$(39,815)	$(40,967)
Adjustments added:
Amortization of capitalized interest	902	1,522	1,232	1,023	907	826
Distributions from unconsolidated joint ventures	2,827	4,655	8,801	4,808	3,267	3,470
Fixed charges (see below)	35,653	72,891	72,197	74,106	67,322	59,552
Adjustments subtracted:
Interest capitalized	(7,834)	(9,098)	(8,298)	(4,267)	(2,670)	(2,162)

Total earnings	$82,844	$111,056	$62,344	$46,714	$29,011	$20,719

Fixed charges:
Interest expense (2)	$27,513	$63,236	$63,394	$69,403	$64,254	$56,998
Interest capitalized	7,834	9,098	8,298	4,267	2,670	2,162
Portion of rental expense representative of interest	306	557	505	436	398	392

Total fixed charges	$35,653	$72,891	$72,197	$74,106	$67,322	$59,552

Earnings to fixed charges (3)	2.3	1.5	—	—	—	—

(1)	Pre-tax income (loss) from continuing operations before equity in income (losses) of unconsolidated joint ventures and including gain on dispositions of real estate interests not meeting the definition of a discontinued operations.
(2)	Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities, and amortization of premiums and discounts related to indebtedness.
(3)	The ratio was less than 1:1 for the years ended December 31, 2013, December 31, 2012, December 31, 2011, and December 31, 2010 as earnings were inadequate to cover fixed charges by deficiencies of approximately $9.9 million, $27.4 million, $38.3 million, and $38.8 million, respectively.